Exhibit 21

SUBSIDIARIES OF AUXILIUM PHARMACEUTICALS, INC.

Subsidiary	Jurisdiction of Incorporation
Auxilium International Holdings, Inc.	Delaware
Auxilium US Holdings, LLC	Delaware
Actient Holdings LLC	Delaware